Exhibit 2

2019 FOURTH QUARTER RESULTS Stock Listing Information Philippine Stock Exchange Ticker: CHP Investor Relations + 6328849 3600 E-Mail: chp.ir@cemex.com

Operating and Financial Highlights

	January - December			Fourth Quarter		
	2019	2018	% var	2019	2018	% var
Net sales	23,596	23,418	1%	5,372	5,513	(3%)
Gross profit	9,683	9,190	5%	2,177	1,918	14%
as % of net sales	41%	39%	2pp	41%	35%	6pp
Operating earnings before other expenses, net	2,342	1,521	54%	257	83	211%
as % of net sales	10%	7%	3pp	5%	2%	3pp
Controlling Interest Net Income (Loss)	1,280	(971)	N/A	405	(307)	N/A
Operating EBITDA	4,227	3,376	25%	781	526	49%
as % of net sales	18%	14%	4pp	15%	10%	5pp
Free cash flow after maintenance capital expenditures	2,481	1,460	70%	(411)	(463)	11%
Free cash flow	(719)	1,165	N/A	(1,570)	(526)	(199%)
Net debt[1]	18,664	17,923	4%	18,664	17,923	4%
Total debt[1]	20,063	19,737	2%	20,063	19,737	2%
Earnings per share[2]	0.25	(0.19)	N/A	0.08	(0.06)	N/A

In millions of Philippine Pesos, except percentages and earnings per share
[1] U.S. dollar debt converted using end-of-period exchange rates. See Debt Information on page 4 and Exchange Rates on page 8 for more detail.
[2] In Philippine Pesos

Net sales in the fourth quarter of 2019 decreased by 3% compared with the fourth quarter of 2018 due to lower volumes.

Cost of sales was at 59% of sales during the quarter, 6 pp lower on a year-over-year basis. The fourth quarter of 2018 was impacted by higher input costs due to the September landslide in Naga City, Cebu, near APO Cement plant.

For 2019, cost of sales was at 59% of sales compared with 61% in 2018. Fuel costs remained flat at 21% of cost of sales, benefitting from the use of a new coal mix and hedged coal inventory at the start of the year carried over from 2018. Power costs, as a percentage of cost of sales, was at 19%, 2 pp lower on a year-over-year basis, reflecting savings from lower electricity rates.

Operating expenses, as a percentage of sales, decreased by 2 pp in 2019 compared with 2018. The decrease was due to lower distribution expenses resulting from reduced double-handling, and supply-chain-optimization initiatives.

Distribution expenses during the fourth quarter increased by 2 pp year-over-year, from 19% in 2018 to 21% in 2019, mainly due to one-off costs associated with the termination of a bulk vessel charter contract, in line with the company's initiative to further optimize logistics assets.

For 2019, distribution expenses were at 18% compared with 20% in 2018.

Selling and administrative expenses, as a percentage of sales, were flat on a year-over-year basis at 13%.

Operating EBITDA increased by 25% year-over-year in 2019, and by 49% during the fourth quarter.

Operating EBITDA margin was at 18% for 2019, and 15% for the fourth quarter.

Controlling interest net income for 2019 was around PHP 1.3 billion due to higher operating earnings, foreign exchange gains, and lower income tax expenses.

Total debt, including leases, at the end of December 2019 stood at PHP 20,063 million, of which PHP 11,427 million pertained to long-term debt owed to BDO Unibank, Inc.

2019 Fourth Quarter Results

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Operating Results
Domestic Gray Cement January - December Fourth Quarter Fourth Quarter 2019
2019 vs. 2018 2019 vs. 2018 vs. Third Quarter 2019
Volume (3%) (3%) (7%)
Price in PHP 4% 0% (2%)
Our domestic cement volumes decreased by 3% year-over-year during the fourth quarter. Despite an improvement in activity early in the quarter, adverse weather conditions in December negatively impacted our operations.
For 2019, our domestic cement volumes decreased by 3%, reflecting a slowdown in construction activity due to the delayed approval of the national budget and mid-term elections held in May. Our first quarter volumes also reflected the impact of the September 2018 landslide in Naga City, Cebu, near our APO Cement plant.
Our domestic cement prices increased by 4% year-over-year in 2019, reflecting price adjustments implemented in 2018.

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

	January - December			Fourth Quarter		
	2019	2018	% var	2019	2018	% var
Operating earnings before other expenses, net	**2,342**	**1,521**	**54%**	**257**	**83**	**211%**
+ Depreciation and operating amortization	1,886	1,856		524	443	
Operating EBITDA	**4,227**	**3,376**	**25%**	**781**	**526**	**49%**
- Net financial expenses	1,305	1,114		237	314	
- Maintenance capital expenditures	659	1,145		273	652	
- Change in working capital	(561)	(886)		579	(108)	
- Income taxes paid	352	500		78	80	
- Other cash items (net)	(9)	43		24	51	
Free cash flow after maintenance capital expenditures	**2,481**	**1,460**	**70%**	**(411)**	**(463)**	**11%**
- Strategic capital expenditures	3,199	295		1,159	62	
Free cash flow	**(719)**	**1,165**	**N/A**	**(1,570)**	**(526)**	**(199%)**

In millions of Philippine Pesos

Debt Information

	Fourth Quarter			Third Quarter
	2019	2018	% var	2019
Total debt[1][2]	**20,063**	**19,737**	**2%**	**20,235**
Short term	9%	8%		9%
Long term	91%	92%		91%
Cash and cash equivalents	1,399	1,814	(23%)	2,592
Net debt	**18,664**	**17,923**	**4%**	**17,643**
Leverage Ratio[3]	**3.47**			**4.04**
Coverage Ratio[3]	**3.73**			**3.40**

	Fourth Quarter	
	2019	2018
Currency denomination		
U.S. dollar	30%	17%
Philippine peso	70%	83%
Interest rate		
Fixed	43%	45%
Variable	57%	55%

In millions of Philippine Pesos, except percentages
[1] U.S. dollar debt converted using end-of-period exchange rates. See Exchange Rates on page 8 for more detail.
[2] Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS).
[3] Based on BDO Loan Facility financial covenants which we are required to comply commencing in June 2020.

2019 Fourth Quarter Results Page 4

Financial Results

CEMEX | HOLDINGS PHILIPPINES

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - December			Fourth Quarter		
INCOME STATEMENT	2019	2018	% var	2019	2018	% var
Net sales	23,595,877	23,417,697	1%	5,372,359	5,512,576	(3%)
Cost of sales	(13,913,316)	(14,227,211)	2%	(3,195,374)	(3,594,853)	11%
Gross profit	**9,682,561**	**9,190,486**	**5%**	**2,176,985**	**1,917,723**	**14%**
Selling and Administrative expenses	(3,111,531)	(2,999,236)	(4%)	(804,531)	(804,301)	(0%)
Distribution expenses	(4,229,410)	(4,670,626)	9%	(1,115,482)	(1,030,668)	(8%)
Operating earnings before other expenses, net	**2,341,620**	**1,520,624**	**54%**	**256,972**	**82,754**	**211%**
Other income (expenses), net	8,544	(42,653)	N/A	(23,615)	(50,891)	54%
Operating earnings (loss)	**2,350,164**	**1,477,971**	**59%**	**233,357**	**31,863**	**632%**
Financial expenses, net	(1,304,539)	(1,113,511)	(17%)	(237,304)	(314,131)	24%
Foreign exchange gain (loss), net	453,125	(381,443)	N/A	325,204	164,287	98%
Net income (loss) before income taxes	**1,498,750**	**(16,983)**	**N/A**	**321,257**	**(117,981)**	**N/A**
Income tax benefit (expenses)	(219,174)	(953,704)	77%	83,637	(189,273)	N/A
Consolidated net income (loss)	**1,279,576**	**(970,687)**	**N/A**	**404,894**	**(307,254)**	**N/A**
Non-controlling interest net income (loss)	23	28	(18%)	5	7	(29%)
Controlling Interest net income (loss)	**1,279,599**	**(970,659)**	**N/A**	**404,899**	**(307,247)**	**N/A**
Operating EBITDA	**4,227,133**	**3,376,299**	**25%**	**780,929**	**525,861**	**49%**
Earnings per share	**0.25**	**(0.19)**	**N/A**	**0.08**	**(0.06)**	**N/A**

	as of December 31		
BALANCE SHEET	2019	2018	% Var
Total Assets	**58,790,125**	**58,058,770**	**1%**
Cash and Temporary Investments	1,399,180	1,813,665	(23%)
Derivative Asset	0	12,875	(100%)
Trade Accounts Receivables	892,951	708,906	26%
Other Receivables	92,993	103,396	(10%)
Insurance Claims and Premium Receivables	445,535	949,983	(53%)
Inventories	3,013,444	3,488,178	(14%)
Assets Held for Sale	0	0	
Other Current Assets	1,672,392	1,677,671	(0%)
Current Assets	7,516,495	8,754,674	(14%)
Fixed Assets	19,937,723	17,768,023	12%
Investments in an Associate and Other Investments	14,097	14,097	(0%)
Other Assets and Noncurrent Accounts Receivables	821,098	818,247	0%
Advances to Contractors	1,606,397	2,069,601	(22%)
Deferred Income Taxes - net	1,034,620	774,434	34%
Goodwill	27,859,694	27,859,694	0%
Other Assets	31,335,906	31,536,073	(1%)
Total Liabilities	**29,124,637**	**29,332,804**	**(1%)**
Current Liabilities	10,136,812	10,534,046	(4%)
Long-Term Liabilities	16,533,587	16,009,642	3%
Deferred Tax Liability	1,587	147,387	(99%)
Other Liabilities	2,452,651	2,641,729	(7%)
Consolidated Stockholders' Equity	**29,665,487**	**28,725,966**	**3%**
Non-controlling Interest	170	193	(12%)
Stockholders' Equity Attributable to Controlling Interest	29,665,317	28,725,773	3%

2019 Fourth Quarter Results

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Financial Results
Income Statement & Balance Sheet Information
CEMEX Holdings Philippines, Inc.
(Thousands of U.S. Dollars, except per share amounts)

Supplemental Information

Newly issued PFRS effective in 2019

PFRS 16, Leases ("PFRS 16")

In summary, beginning January 1, 2019, PFRS 16 introduces a single lessee accounting model and requires a lessee to recognize, for all leases, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use of the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX Holdings Philippines, Inc. and Subsidiaries adopted PFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017 as follows:

(Thousands of Philippine Pesos)	**As of January 1, 2017**
Assets for the right-of-use	2,187,292
Deferred income tax assets	33,509
Deferred income tax liability	(3,053)
Lease liabilities	2,309,165
Retained earnings [1]	(85,311)

[1] The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset and the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

CEMEX Holdings Philippines, Inc. and Subsidiaries modified the previously reported income statement for the year ended December 31, 2018 and 2017 to give effect to the retrospective adoption of PFRS 16, as follows:

SELECTED INFORMATION INCOME STATEMENT December 31, 2017 (Thousands of Philippine Pesos)	As originally reported	As modified
Revenues	21,784,450	21,784,450
Cost of sales	(12,400,901)	(12,325,087)
Operating expenses	(7,396,982)	(7,345,047)
Other income (expenses), net	(226,179)	(226,179)
Financial expenses and others, net	(962,033)	(1,119,030)
Earnings before income tax	798,355	769,107
Income tax	(139,544)	(130,770)
Net income (loss)	658,811	638,337

SELECTED INFORMATION INCOME STATEMENT December 31, 2018 (Thousands of Philippine Pesos)	As originally reported		As modified	
	Jan-Dec	Fourth Quarter	Jan-Dec	Fourth Quarter
Revenues	23,417,697	5,512,576	23,417,697	5,512,576
Cost of sales	(14,307,126)	(3,614,866)	(14,227,211)	(3,594,853)
Operating expenses	(7,744,129)	(1,854,840)	(7,669,862)	(1,834,969)
Other income (expenses), net	(42,653)	(50,891)	(42,653)	(50,891)
Financial expenses and others, net	(1,282,954)	(135,936)	(1,494,954)	(149,844)
Earnings before income tax	40,835	(143,957)	(16,983)	(117,981)
Income tax	(970,993)	(181,476)	(953,704)	(189,273)
Net income (loss)	(930,158)	(325,433)	(970,687)	(307,254)

As of December 31, 2019, 2018 and 2017, assets for the right-of-use amounted to PHP 1,962 million, PHP 2,151 million and PHP 2,167 million, respectively. In addition, financial liabilities related to lease contracts amounted to PHP 2,163 million as of December 31, 2019, PHP 2,360 million as of December 31, 2018 and PHP 2,318 million as of December 31, 2017. These amounts of financial liabilities as of December 31, 2019 and December 31, 2018 are included in the "Debt Information" section appearing on page 4.

2019 Fourth Quarter Results Page 7

Definitions of Terms and Disclosures

CEMEX HOLDINGS PHILIPPINES

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. ("CHP") reports its consolidated financial statements under Philippine Financial Reporting Standards ("PFRS"). When reference is made in 2019 and 2018 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of December 31, 2019 has been converted at the end of period exchange rate of 50.64 Philippine pesos per US dollar while the consolidated income statement for the whole year period ended December 31, 2019 has been converted at the January to December 2019 average exchange rate of 51.57 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended December 31, 2019 has been converted at the October to December, 2019 average exchange rate of 50.73 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt (debt plus leases) minus cash and cash equivalents.

Exchange Rates	January - December		Fourth Quarter		January - December	
	2019 average	2018 average	2019 average	2018 average	2019 End of period	2018 End of period
Philippine peso	51.57	52.69	50.73	52.86	50.64	52.58

Amounts provided in units of local currency per US dollar

2019 Fourth Quarter Results

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